5/7


03050473

## 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME UGL Enterprises Ltd

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

FILE NO. 82- 828 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☑ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

*OICF/BY:* dlw

*DATE* : 5/8/03

82-828

# UGL ENTERPRISES LTD.

480 - 650 West Georgia Street, Vancouver, B.C., V6B 4N9 Telephone: (604) 683-7361 Fax: (604) 662-3231

April 28, 2003

TO THE SHAREHOLDERS:

AR/S
12-31-02

Enclosed please find Notice of Annual General Meeting of our Company scheduled to be held June 4, 2003 at 3pm at 2080, 777 Hornby Street, Vancouver, B.C. together with the Information Circular, Form of Proxy, Return Mailing Card and the Audited Financial Statements to December 31, 2002, including the Management Report.

Yours truly,

UGL ENTERPRISES LTD.

per: G. Arnold Armstrong, President

enc.

UGL ENTERPRISES LTD.
480, 650 West Georgia Street, Vancouver, B.C.,V6B 4N9 (until May 31, 2003)
2080, 777 Hornby Street, Vancouver, B.C., V6Z 1S4

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting ("the Meeting") of the members of UGL ENTERPRISES LTD. ("the Company") will be held at three o'clock in the afternoon on Wednesday, the 4th day of June, 2003, at 2080, 777 Hornby Street, Vancouver, B.C. for the following purposes:

1. To receive the report of the Directors.

2. To receive the financial statements of the Company for its fiscal year ending December 31, 2002, and the report of the auditors thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to determine the auditors' remuneration.

4. To elect Directors.

5. To ratify and approve any existing stock options granted to insiders of the Company otherwise than pursuant to prior member authorization and to authorize the directors to grant stock options to insiders of the Company and to renegotiate any existing stock options.

6. To consider and, if thought appropriate, approve and ratify the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or Exchange Offering Prospectus financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

7. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy and deposit it at 480, 650 West Georgia Street, Vancouver, B.C. V6B 4N9, up to May 31, 2003, after which, at 2080,

777 Hornby Street, B.C., V6Z 1S4, not less than 48 hours (excluding Saturdays and holidays) prior to the commencement of the Meeting.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.

Dated at Vancouver, B.C. this 28th day of April, 2003.

BY ORDER OF THE BOARD,

G. Arnold Armstrong, President

INFORMATION CIRCULAR
as at April 28, 2003

## SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of the 2003 Annual General Meeting ("the Meeting") of the members of UGL ENTERPRISES LTD. ("the Company") and is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting.

This solicitation of proxies is being made by mail and may be supplemented by telephone or other personal contact made by regular officers and employees of the Company without special compensation therefor. The Company does not reimburse shareholders' nominees or agents for the cost incurred in obtaining their principal's authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The total cost of solicitation will be borne by the Company.

## APPOINTMENT AND REVOCATION OF PROXIES

This proxy is solicited by or on behalf of management of the Company. The persons named in the enclosed form of proxy ("the Form of Proxy") are Directors of the Company.

A member of the Company ("a shareholder") or, subject to applicable laws, an intermediary who holds shares of the Company on behalf of a non-registered shareholder, has the right to appoint an individual to attend and act for him and on his behalf at the Meeting, other than the person named in the enclosed Form of Proxy. A shareholder or intermediary who does not wish to appoint the person so named should insert, in the blank space provided, the name and address of the individual whom he wishes to appoint as proxyholder. That individual need not be a shareholder.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the chairman of the meeting at any time before the vote is cast.

A shareholder or intermediary may revoke a proxy before it is exercised by an instrument in writing executed in the same manner as a proxy and deposited at 480, 650 West Georgia Street, Vancouver, B.C., V6B 4N9, at any time up to May 31, 2003, after which, at 2080, 777 Hornby Street, Vancouver, B.C., V6Z 1S4 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, at which the proxy is to be used, or deposited with the Chairman at the Meeting or any adjournment thereof, and, in either case, the proxy is thereby revoked. A proxy may also be revoked in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY PROXY

The Company is not now aware of any amendment to or variation of any of the matters identified in the accompanying Notice of Meeting or of any other matter on which action is to be taken at the Meeting. A proxy in the enclosed form will, however, confer discretionary authority on a proxyholder named therein to vote on any amendment to or variation of any matter identified in the accompanying Notice of Meeting and on any other matter that may properly come before the Meeting.

VALIDITY OF PROXY

A proxy will not be valid unless it is signed by the shareholder or intermediary or by the shareholder's or intermediary's agent duly authorized in writing or, if the shareholder or intermediary is a corporation, under its corporate seal or by an officer or shareholder or intermediary. The instrument empowering the agent, or a notarial copy thereof, should accompany the proxy.

JOINT HOLDERS

A proxy given on behalf of joint holders must be executed by all of them and may be revoked only by all of them.

If more than one of several joint holders is present at the Meeting and they do not agree as to which of them is to exercise any vote to which they are jointly entitled, they will for the purpose of voting, be deemed not to be present.

DEPOSIT OF PROXY

All registered Shareholders should deliver their proxies by hand or mail to 480, 650 West Georgia Street, Vancouver, B.C. V6B 4N9, up to May 31, 2003, after which, at 2080, 777 Hornby Street, B.C., V6Z 1S4, not less than 48 hours (excluding Saturdays and holidays) prior to the Meeting or to the chairman prior to the commencement of the Meeting.

All non-registered Shareholders who receive these proxy materials through their broker or through another intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or by such other intermediary.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Effective April 28, 2003, the authorized capital of the Company consists of 100,000,000 common shares without par value of which there are issued and outstanding 3,939,295 common shares. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those common shareholders of record on April 28, 2003, shall be entitled to vote at the forthcoming Annual General Meeting or any adjournment thereof in person or by proxy.

To the knowledge of the Directors and Senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at April 28, 2003:

| Name | Number of Shares | Percentage of Class |
|---|---|---|
| G. Arnold Armstrong | 1,404,243 | 35.65% |
| Kelvin Grove Estates Ltd. | 671,708 | 17.05% |
| CDS & Co. | 2,214,566 | 56.2% |

The foregoing information has been provided to the Directors by the Registrar and Transfer Agent of the Company.

The Directors and Senior Officers of the Company have no knowledge of any other person who beneficially owns, directly or indirectly, or who exercises control or direction over voting securities of the Company carrying more than 10 per cent of the voting rights. However, this information is not reasonably within the power of the Directors to ascertain or procure for a number of reasons, including the fact that many persons who appear as registered shareholders are, in fact, not the beneficial holders of the shares and many persons who become beneficial owners of the Company's shares do not register such shares in their names.

APPOINTMENT OF AUDITORS

Management proposes the re-appointment of Smythe Ratcliffe, Chartered Accountants, of Vancouver, B.C., as auditors of the Company to hold office until the next annual general meeting of the Company or until a successor is appointed and that the Directors be authorized to determine the Auditors' remuneration.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Information Circular, no insider, no proposed nominee for election as a director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last completed financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

## STATEMENT OF EXECUTIVE COMPENSATION

A. Executive Compensation:

Particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

There were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000. per year.

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Period Ended December 31, 2002 | Salary | Bonus | Other Annual Compensation | Securities Under Options Granted (#) | Restricted Common Shares or Restricted Share Units | LTIP Payouts | All other compensation |
| G.Arnold Armstrong, President | 2002 | Nil | Nil | Nil | Nil | Nil | Nil | Nil |
| | | | | | | | | |

B. Long term Incentive Plan ("LTIP") Awards:

The Company does not have an LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to any Named Executive Officers during the financial year ended December 31, 2002.

C. Options and Stock Option Appreciation Rights ("SARs")

The Company did not grant any stock options to purchase common shares during the recently completed financial year to Named Executive officers, Directors or Executive Officers of the Company and there were no options exercised by Named Executive Officers, Directors or Executive officers of the Company during the most recently completed financial year..

D. Compensation for Directors.

During the most recently completed financial year, a total of $12,000. was paid in accounting fees to a company controlled by a common director.

The Company has no formal plans pursuant to which cash or non-cash-compensation was paid or distributed to executive officers during the most recently completed financial year.

There are no formal plans pursuant to which options to purchase securities of the Company were or may be granted to executive officers. The Company grants incentive stock options from time to time to its Directors, Officers and Employees in accordance with Canadian Venture Exchange Policy at the discretion of its Board of Directors.

E. Termination of Employment, Changes in Responsibility and Employment Contracts:

There are no employment contracts between the Company and any of its Named Executive Officers. The Company has no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive officers of the Company to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive officers the value of such compensation exceeds $100,000. except as referred to under the heading "Management Contracts" below.

F. Management Contracts

During the Company's recently completed financial year ending December 31, 2002, the Company was charged administrative and accounting expenses of $12,000. by a company controlled by an executive officer of the Company.

## INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is or at any time during the most recently completed financial year was a director, executive officer or senior officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any of the foregoing persons has been indebted to the Company at any time since the commencement of the Company's last completed financial year. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Company at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

## PARTICULARS OF MATTERS TO BE ACTED UPON

### A. Election of Directors

Management intends to propose for adoption an ordinary resolution that the number of directors of the Company be fixed at five and to elect three Directors for the ensuing year.

Advance notice of the Meeting was published pursuant to Section 111 of the Company Act in the Vancouver Province on March 21, 2003, and no nominations for directors were received from the members of the Company.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the members unless that person ceases to be a director before then. In the absence of instructions to the contrary the shares represented by proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular.

| Name of Nominee and Present office Held | Present Principal Occupation | Director Since | Shares Beneficially Owned or Controlled |
|---|---|---|---|
| G. Arnold Armstrong (1) President and Director | Barrister and Solicitor | 1983 | 499,785 directly<br>904,458 indirectly(2) |
| Carol Brownie, Director and Secretary (1) | Legal Assistant | 1999 | 62,500 directly |
| Lloyd Bray, Director (1) | Businessman | 1998 | 62,500 directly |

(1) Members of Audit Committee

(2) Director of Kelvin Grove Estates Ltd. which owns 887,458 shares of the Company;

The above information was provided by management of the Company.

Pursuant to the provisions of the Company Act of British Columbia, the Company is required to have an audit committee which, at the present time, is comprised of G. Arnold Armstrong, Carol Brownie and Lloyd Bray. The Company does not have an executive committee.

B. Future Share Issuances in excess of 20% of the Company's Capital:

The Company requests that the shareholders consider and, if thought appropriate, ratify and approve the authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed future acquisitions, private placements, issuances of convertible securities, rights offerings or statements of material facts financings or shares for debt settlements, at such price or prices, in such amount and to such individuals or entities as may be determined by the directors of the Company and as are acceptable with the appropriate regulatory authorities and the resulting possible effective changes in control of the Company in consequence thereof.

C. Approval of Incentive Stock Options:

Incentive stock options are a means of rewarding future services provided to the Company and are not intended as a substitute for salaries or wages, or as a means of compensation for past services rendered.

Shareholder approval will be sought for the granting of incentive stock options to purchase common shares in the capital stock of the Company, including any amendments thereto, for such periods, in such amounts and at such prices per share as may be agreed upon, at the discretion of the board of directors, in accordance with the policies of all regulatory bodies and stock exchanges having jurisdiction over the Company.

Regulatory Requirements:

For purposes of this Information Circular:

(i) the term "insider" has meaning given to that term in Section 1 (1) of the British Columbia Securities Act; and

(ii) the Company's "outstanding shares" is determined on the basis of the number of shares of the Company that are issued and outstanding immediately prior to the share issuance in question, excluding shares issued pursuant to share compensation arrangements over the preceding one year period.

Shareholder Approval:

The policies of the TSX Venture Exchange provide that if a stock option plan, together with all of the Company's previously established or proposed stock option grants should result at any time in:

(a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the issued shares of the Company; or

(b) the issuance to insiders within a one year period, of a number of shares exceeding 10% of the outstanding shares of the Company, or

(c) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the outstanding shares of the Company;

or if the Company is decreasing the exercise price of stock options previously granted to Insiders, then the share compensation arrangement must be approved by a "disinterested shareholder vote" meaning a majority of the votes cast at the shareholders' meeting other than votes attaching to securities beneficially owned by the insiders and their associates to whom shares may be issued.

While the Company does not presently have a stock option plan, insiders of the Company have been granted incentive stock options and will be granted such options in the future. It is a possibility that pursuant to stock option grants, an insider of the Company, together with that insider's associates, may be issued, within a one year period, a number of shares exceeding 5% of the outstanding shares of the Company. For these reasons, management will ask the shareholders to approve the resolutions permitting the Company to exceed this limit.

The following resolutions will be put to the shareholders for a vote and management will determine the overall number of shareholders approving the resolutions and the number of disinterested shareholders approving the resolutions:

"RESOLVED THAT:

1. the directors are authorized in their absolute discretion to implement a stock option plan and to grant to directors, officers and employees of the Company, who may be insiders of the Company (as that term is defined in the Securities Act (British Columbia)), incentive stock options, either individually or under a stock option plan, exercisable into an aggregate number of common shares of the Company, not to exceed the maximum number of shares which may be under option, expressed as a percentage of the number of issued and outstanding common shares of the Company, prescribed by the policies of the TSX Venture Exchange;

2. incentive stock options previously granted to insiders of the Company be ratified, approved and confirmed;

3. the previous amendments of incentive stock options to insiders of the Company be ratified, approved and confirmed and the directors be authorized to amend incentive stock options held by insiders of the Company during the ensuing year, whether or not the amendment results in a decrease in the exercise price of stock options previously granted to insiders;

4. the Company be authorized to grant stock options, whether or not such grants will result in:

    (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the Company's issued and outstanding share capital;

    (b) the issuance to insiders within a one year period, of a number of shares exceeding 10% of the Company's issued and outstanding share capital;

    (c) the issuance to any one insider and such insider's associates, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital;

    (d) the issuance to any one individual director, senior officer or employee of a number of shares exceeding 5% of the Company's issued and outstanding share capital at the time of granting;

    (e) the issuance to any one individual director, senior officer or employee who is employed by the Company in Investor Relations Activities of a number of shares exceeding 2% of the Company's issued and outstanding share capital at the time of granting, or

    (f) the issuance to a consultant of a number of shares exceeding 2% of the Company's issued and outstanding share capital at the time of granting;

5. no further shareholder approval will be required prior to the exercising of these options or amended options for the ensuing year; and

6. the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all

such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions".

## OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting, but if such should occur the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the meeting or any adjournment thereof.

## BOARD APPROVAL

The contents of this Information Circular have been approved, and its mailing has been authorized by the Directors of the Company.

Dated at Vancouver, B.C. this 28th day of April, 2003.

BY ORDER OF THE BOARD,

G. Arnold Armstrong, President

## ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the Securities Act (Alberta) as amended), and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, B.C. this 28th day of April, 2003.

BY ORDER OF THE BOARD

G. Arnold Armstrong,
Chief Executive Officer



BCSC

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT

## BC FORM 51-901F
(previously Form 61)



**INSTRUCTIONS**

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

**SCHEDULE A: FINANCIAL STATEMENTS**

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

*For the first, second and third financial quarters:*
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

*For the financial year end:*
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

**SCHEDULE B: SUPPLEMENTARY INFORMATION**

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

## SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

**How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)**

BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

**Meeting the Form Requirements**

BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

### *ISSUER DETAILS*

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY / MM / DD |
|---|---|---|
| UGL Enterprises Ltd. | December 31, 2003 | 03/03/26 |

| ISSUER ADDRESS | | |
|---|---|---|
| 480 - 650 West Georgia Street | | |
| **CITY / PROVINCE / POSTAL CODE** | **ISSUER FAX NO.** | **ISSUER TELEPHONE NO.** |
| Vancouver, BC, V6B 4N9 | ( 604 ) 662-3231 | ( 604 ) 683-7361 |
| **CONTACT NAME** | **CONTACT POSITION** | **CONTACT TELEPHONE NO.** |
| G. A. Armstrong | Director | ( 604 ) 683-7361 |
| **CONTACT EMAIL ADDRESS** | **WEB SITE ADDRESS** | |
| GAA@armlaw.com | N/A | |

### *CERTIFICATE*

*The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.*

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY / MM / DD |
|---|---|---|
| [signature] | G. Arnold Armstrong | 03/04/28 |
| **DIRECTOR'S SIGNATURE** | **PRINT FULL NAME** | **DATE SIGNED YY / MM / DD** |
| | Lloyd Bray | 03/04/28 |


SmytheRatcliffe
CHARTERED ACCOUNTANTS

**UGL ENTERPRISES LTD.**
**(Formerly Universal Gun-Loc Industries Ltd.)**

**Financial Statements**
**December 31, 2002 and 2001**

<u>INDEX</u>

SmytheRatcliffe.com
7th Floor, Marine Building
355 Burrard Street
Vancouver, B.C. V6C 2G8


SmytheRatcliffe
CHARTERED ACCOUNTANTS

facsimile: 604.688.4675
telephone: 604.687.1231

# AUDITORS' REPORT

## TO THE SHAREHOLDERS OF UGL ENTERPRISES LTD.
**(Formerly Universal Gun-Loc Industries Ltd.)**

We have audited the balance sheets of UGL Enterprises Ltd. (formerly Universal Gun-Loc Industries Ltd.) as at December 31, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Smythe Ratcliffe

Chartered Accountants

Vancouver, British Columbia
February 10, 2003

## UGL ENTERPRISES LTD.

**(Formerly Universal Gun-Loc Industries Ltd.)**
**Balance Sheets** (note 1)
**December 31**

| | | 2002 | | 2001 |
|---|---|---|---|---|
| **Assets** | | | | |
| **Current** | | | | |
| Cash | $ | 278 | $ | 1,013 |
| Accounts receivable | | 1,389 | | 1,057 |
| Deposit | | 2,000 | | 2,000 |
| | | 3,667 | | 4,070 |
| **Mineral Properties** (note 3) | | 1 | | 1 |
| | $ | 3,668 | $ | 4,071 |
| **Liabilities** | | | | |
| **Current** | | | | |
| Accounts payable and accrued liabilities | $ | 66,649 | $ | 44,779 |
| Due to related parties (note 6) | | 24,000 | | 0 |
| Due to director (note 4) | | 55,222 | | 45,722 |
| | | 145,871 | | 90,501 |
| **Capital Stock and Deficit** | | | | |
| **Capital Stock** (note 5) | | 7,018,295 | | 7,018,295 |
| **Deficit** | | (7,160,498) | | (7,104,725) |
| | | (142,203) | | (86,430) |
| | $ | 3,668 | $ | 4,071 |

Approved on behalf of the Board:

........................................ Director
G.A. Armstrong

........................................ Director
Carol Brownie

See notes to financial statements.

## UGL ENTERPRISES LTD.
**(Formerly Universal Gun-Loc Industries Ltd.)**
**Statements of Operations and Deficit**
**Years Ended December 31**

| | 2002 | 2001 |
|---|---|---|
| **Expenses** | | |
| Professional fees | $ 42,222 | $ 74,059 |
| Stock exchange and shareholder services | 11,781 | 4,881 |
| Office | 1,820 | 3,833 |
| Travel | 0 | 6,777 |
| Property reclamation | 0 | 2,171 |
| Other recoveries | 0 | (1,262) |
| Bank charges and interest, net | (50) | (87) |
| Net Loss for Year | 55,773 | 90,372 |
| Deficit, Beginning of Year | 7,104,725 | 7,014,353 |
| Deficit, End of Year | $ 7,160,498 | $ 7,104,725 |
| Loss Per Share | $ (0.01) | $ (0.02) |
| Weighted Average Number of Shares Outstanding | 3,939,295 | 3,874,227 |

See notes to financial statements.

## UGL ENTERPRISES LTD.
**(Formerly Universal Gun-Loc Industries Ltd.)**
**Statements of Cash Flows**
**Years Ended December 31**

| | 2002 | 2001 |
|---|---|---|
| **Operating Activity** | | |
| Net loss | $ (55,773) | $ (90,372) |
| **Changes in Non-Cash Working Capital** | | |
| Accounts receivable | (332) | (671) |
| Accounts payable and accrued liabilities | 21,870 | 7,500 |
| | 21,538 | 6,829 |
| **Cash Used in Operating Activities** | (34,235) | (83,543) |
| **Financing Activities** | | |
| Advances from related parties | 24,000 | 0 |
| Advances from director | 9,500 | 45,722 |
| Exercise of options | 0 | 50,000 |
| Financing fees | 0 | (17,500) |
| **Cash Provided by Financing Activities** | 33,500 | 78,222 |
| **Outflow of Cash** | (735) | (5,321) |
| **Cash, Beginning of Year** | 1,013 | 6,334 |
| **Cash, End of Year** | $ 278 | $ 1,013 |
| **Supplemental Cash Flow Information** | | |
| Interest paid | $ 0 | $ 0 |
| Income tax paid | $ 0 | $ 0 |

See notes to financial statements.

## 1. GOING CONCERN

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis. This presumes funds will be available to finance on-going development, operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future. Management intends to raise additional capital through share issuances to finance operations.

The Company has minimal capital resources presently available to meet obligations which normally can be expected to be incurred by similar companies and has an accumulated deficit of $7,160,498 (2001 - $7,104,725) and a working capital deficit of $142,204 (2001 - $86,431). These factors raise substantial doubt about the Company's ability to continue as a going concern which is dependent on its ability to obtain and maintain an appropriate level of financing on a timely basis and to achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue as a going concern.

## 2. SIGNIFICANT ACCOUNTING POLICIES

(a) Financial instruments

The Company's financial instruments consist of cash, accounts receivable, deposit, accounts payable and accrued liabilities, amounts due to related parties and amount due to director. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(b) Foreign currency translation

Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i) Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii) Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii) Revenues and expenses at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net loss for year.

## 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Stock-based compensation plans

The Company has adopted the new requirements of the Canadian Institute of Chartered Accountants with respect to accounting for stock based compensation. The Company applies the settlement method in accounting for its employees stock option plans. No compensation expense is recorded when options are granted to employees. Options granted to non-employees are accounted for using the fair value method. This change has been applied prospectively commencing January 1, 2002.

(d) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share has not been presented separately as outstanding stock options are anti-dilutive.

(e) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(f) Change in accounting policy

The Company has adopted the new requirements of the Canadian Institute of Chartered Accountants with respect to the accounting for future income taxes. This change has been applied retroactively and has no impact on the 2001 financial statement presentation.

## 3. MINERAL PROPERTIES

| | 2002 | 2001 |
|---|---|---|
| Banbury Property | $ 1 | $ 1 |

The Company owns a 100% undivided interest in six mineral claims located near Hedley, B.C. The interest is recorded at nominal value.

## 4. DUE TO DIRECTOR

Amount due to a director is without interest or stated terms of repayment.

## 5. CAPITAL STOCK

(a) On April 25, 2002, pursuant to a special resolution passed by the Company's shareholders on May 17, 2001, the Company changed the name and designation of the 100,000,000 Class A voting common shares without par value to that of 100,000,000 common shares without par value. Further, the Company consolidated its outstanding common shares at a ratio of 2 to 1 and increased the authorized capital of the Company from 50,000,000 common shares without par value to 100,000,000 common shares without par value. These financial statements have been retroactively restated to reflect this adjustment.

(b) Authorized
100,000,000 Common shares without par value

(c) Issued

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Number of Shares | Amount | Number of Shares | Amount |
| Balance, beginning of year | 3,939,295 | $ 7,018,295 | 3,689,295 | $ 6,985,795 |
| Issued during year | | | | |
| For cash on exercise of share purchase options | 0 | 0 | 250,000 | 50,000 |
| Financing fee | 0 | 0 | 0 | (17,500) |
| Balance, end of year | 3,939,295 | $ 7,018,295 | 3,939,295 | $ 7,018,295 |

## 5. CAPITAL STOCK (Continued)

(d) Share purchase options

Details of the status of the Company's stock option plans as at December 31, 2002 and 2001 and changes during the years then ended are as follows:

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Number of Shares | Weighted Average Exercise Price | Number of Shares | Weighted Average Exercise Price |
| Outstanding, beginning of year | 0 | $ 0.00 | 250,000 | $ 0.20 |
| Granted | 0 | $ 0.00 | 0 | $ 0.00 |
| Exercised | 0 | $ 0.00 | (250,000) | $ 0.20 |
| Outstanding, end of year | 0 | $ 0.00 | 0 | $ 0.00 |

## 6. RELATED PARTY TRANSACTIONS

The Company has:

(a) paid accounting fees of $12,000 (2001 - $12,000) to a company controlled by a common director.

(b) incurred legal fees of $8,917 (2001 - $8,837) with a law firm in which a director is a principal. Included in accounts payable at year-end is $27,860 due to a law firm in which a director is principal, and $32,649 due to a law firm in which the former secretary is the proprietor.

(c) received loans from two corporations controlled by a common director. As at December 31, 2002, one corporation is owed $11,500 and the other corporation is owed $12,500. The loans are non-interest bearing and have no stated terms of repayment.

## 7. INCOME TAX LOSSES

The Company has operating losses which may be carried forward to apply against future years' income for Canadian income tax purposes. The tax effect has not been recorded in these financial statements. The losses expire as follows:

| Available to | Amount |
|---|---|
| 2003 | $ 171,000 |
| 2004 | 17,000 |
| 2007 | 57,000 |
| 2008 | 90,000 |
| 2009 | 56,000 |
| | $ 391,000 |

The components of the future income tax assets are as follows:

| | 2002 | 2001 |
|---|---|---|
| Future income tax assets | | |
| Non-capital loss carry-forwards for Canadian purposes | $ 391,000 | $ 1,134,000 |
| Tax value over book value of capital assets | 145,000 | 145,000 |
| Earned depletion base | 1,091,700 | 1,091,700 |
| Unused cumulative Canadian exploration expenditures | 3,311,000 | 3,311,000 |
| Unused cumulative Canadian development expenditures | 64,300 | 64,300 |
| | 5,003,000 | 5,746,000 |
| Appropriate tax rate | 39.6% | 45.6% |
| | 1,981,188 | 2,520,176 |
| Less: Valuation allowance | (1,981,188) | (2,520,176) |
| | $ 0 | $ 0 |

The valuation allowance reflects the Company's estimate that the tax assets, more likely than not, will not be realized.

**UGL Enterprises Ltd.**
**(Formerly – Universal Gun-Loc Industries Ltd.)**
**Quarter Ended December 31, 2002**
**Schedule B: Supplementary Information**

1. **For the Current Fiscal Year to Date**

   (a) Schedule of increases in deferred costs:
   None
   (b) Schedule of exploration and development expenses:
   None.
   (c) Schedule of general and administrative expenses:
   See Schedule A.
   (d) Expenditures made to non-arm's length parties:
   Accounting fees of $12,000 were paid to a company controlled by the president of the Company.
   Legal fees of $8,917 were paid to law firms in which a director is principal.

2. **For the Quarter Under Review**

   (a) Summary of Securities Issued During the Period:
   None.
   (b) Summary of Options Granted During the Period:
   None.

3. **As at the End of the Quarter**

   (a) Share Capital:
   i. Authorized: 100,000,000 Common Shares without par value.
   ii. Issued and outstanding: 3,939,296 Common Shares.

   (b) Summary of Options, Warrants and Convertible Securities:
   Options - None.
   Warrants – None.

   (c) Shares in Escrow or Subject to Pooling Agreements:
   None.

   (d) List of Directors and Officers:

| | |
|---|---|
| G. Arnold Armstrong, | Director and Officer – President, Vancouver, B.C. |
| Carol Brownie, | Director and Secretary, Vancouver, B.C. |
| Lloyd S. Bray, | Director, West Vancouver, B.C. |

**UGL Enterprises Ltd.**
**(Formerly – Universal Gun-Loc Industries Ltd.)**
**Quarter Ended December 31, 2002**
**Schedule C: Management Discussion**

1. **Significant Events & Transactions**

On April 25, 2002, pursuant to a special resolution passed by shareholders on May 17, 2001, the Company changed its name to UGL Enterprises Ltd. and the shares were consolidated on a one new for two old basis.

On May 6, 2002 the Company agreed to issue a total of 712,924 shares at a deemed price of $.10 per share to settle $71,292.40 in outstanding debt. 50,700 shares were to be issued to Armada Investments Ltd., a company controlled by the Company's President, Arnold Armstrong, in settlement of administrative and office rental expenses incurred and outstanding. 592,224 shares were to be issued to the President of the Company, Arnold Armstrong, in partial payment of agreed debt in the total amount of $72,037.44. The debt settlement was cancelled.

The private placement announced on May 6, 2002 for 1,500,000 special warrants at $0.10 per special warrant was cancelled.

2. **Financial**

The Company continues to be logged into the SEDAR electronic filing system for the purpose of reporting on a timely basis. SEDAR can be accessed via the Internet at www.sedar.com.

3. **Investor Relations**

The Company continues to keep the shareholders advised as to the status of exploration and development on all its properties.

PROXY SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of UGL ENTERPRISES LTD. hereby appoints G. ARNOLD ARMSTRONG, President, or in the place of the foregoing,______________________ as nominee of the undersigned to attend, vote and act for and in the name of the undersigned at the Annual General Meeting of the Members of the Company to be held on Wednesday, the 4th day of June, 2003 at 2080, 777 Hornby Street, Vancouver, B.C. at the hour of three o'clock in the afternoon (Vancouver Time) and at every adjournment thereof, and the undersigned hereby revokes any former proxy given to attend and vote at the Meeting.

UNLESS THE UNDERSIGNED DIRECTS OTHERWISE, THE NOMINEE IS HEREBY INSTRUCTED TO VOTE FOR THE FOLLOWING MATTERS:

| | |
|---|---|
| FOR ___ AGAINST ___ | To receive (and consider) the report of the Directors |
| FOR ___ AGAINST ___ | To receive (and consider) the financial statements of the Company for the year ended December 31, 2002 together with the auditors' report thereon. |
| FOR___ WITHHOLD VOTE _____ | To appoint Smythe Ratcliffe as the auditors. |
| FOR ___ AGAINST ___ | To authorize the Directors to fix the auditors' remuneration |
| FOR ___ AGAINST ___ | To determine the number of directors at five, three of whom are to be elected at the Meeting. |
| FOR___ AGAINST ___ | To elect the Directors by one resolution. |
| FOR ___ WITHHOLD VOTE______ | To elect G. Arnold Armstrong as a Director |
| FOR ___ WITHHOLD VOTE______ | To elect Lloyd Bray as a Director |
| FOR ___ WITHHOLD VOTE______ | To elect Carol Brownie as a Director |
| FOR ___ AGAINST ___ | To approve and ratify authorization for the Company to issue shares, from time to time in one or more transactions, in excess of 20% of its capital in accordance with the terms of any proposed transactions, subject to regulatory approval. |

FOR______AGAINST_____ To approve the granting of stock options to the Directors and Key Employees of the Company as set out in the Notice.

THIS PROXY WILL BE VOTED FOR OR AGAINST OR WITHHELD IN RESPECT OF THE MATTERS LISTED IN ACCORDANCE WITH THE CHOICE, IF ANY, INDICATED IN THE SPACE PROVIDED. IF NO CHOICE IS INDICATED, THE PROXY WILL BE VOTED FOR SUCH MATTER; IF ANY AMENDMENTS OR VARIATIONS ARE TO BE VOTED ON, OR ANY FURTHER MATTERS COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING. THIS FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND INFORMATION CIRCULAR.

Dated this _____ day of _______________ 2003 .

______________________________
Signature of Member

______________________________
Name of Member (Please Print)

______________________________
Number of Shares Owned

______________________________
Address (if new)

NOTES:

1. YOU HAVE THE RIGHT TO APPOINT A PERSON TO REPRESENT YOU AT THE MEETING OTHER THAN THE PERSON DESIGNATED IN THE FORM OF PROXY. IF YOU WISH TO EXERCISE THIS RIGHT, INSERT THE NAME OF YOUR NOMINEE IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE IN THE FORM OF PROXY AND STRIKE OUT THE PRINTED NAME.

2. Please date and sign exactly as the shares are registered and return promptly. Where the instrument is signed by a corporation, its corporate seal must be affixed or execution must be made by an officer or attorney thereof duly authorized.

3. To be valid, the proxy duly signed and dated must arrive at 480, 650 West Georgia Street, Vancouver, B.C. V6B 4N9, up to May 31, 2003, after which, at 2080, 777 Hornby Street, Vancouver, B.C., V6Z 1S4 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof or delivered to the Chairman of the Meeting prior the commencement of the Meeting.

SUPPLEMENTAL
MAILING LIST RETURN CARD

NATIONAL POLICY NO. 41

UGL ENTERPRISES LTD.

To: registered and non-registered shareholders.

National Policy No. 41 provides shareholders with the opportunity to elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly financial statements of the company. If you wish to receive such statements, please complete and return this form to the Company at:

480, 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

After May 31, 2003 at:
2080, 777 Hornby Street
Vancouver, B.C.
V6Z 1S4

Name________________________________________

Address ______________________________________

____________________________________________

Postal Code ___________________________________

Signature _____________________________________

I certify that I am a shareholder of the company.

Date_________________________________________